Exhibit 99.5

Scott Family First Interstate BancSystem, Inc. (“FIBK”) Shareholders Group

Committee Charter

Adopted 2-21-20 | Revised 2-1-22

Rationale

WHEREAS, the Scott Family (the “Family”) has a long history of ownership of FIBK, initially, as a private company, and, after FIBK went public in 2010, as a major shareholder of FIBK; and

WHEREAS, the Family currently owns high-vote FIBK “B Common Shares” adequate to collectively control over 50% of the voting rights of all FIBK shareholders. FIBK’s one-vote-per-share “A Common Shares” are listed on the NASDAQ stock exchange; and

WHEREAS, as a result of the issuance of new A Common Shares in connection with the business combination between FIBK and Great Western Bancorp (such transaction, the “GWB Transaction”), the Family’s high-vote B Common Shares will automatically convert to A Common Shares at the first Annual Meeting of Shareholders of FIBK following the closing of the GWB Transaction; and

WHEREAS, members of the Family are party to that certain Stockholders’ Agreement, dated as of September 15, 2021 (the “Stockholders’ Agreement”), by and between FIBK and the Family shareholders party thereto, pursuant to which, among other things, the Family shareholders will be entitled to (i) nominate directors and observers to the Board of Directors of FIBK, (ii) nominate and approve directors to the board of directors of the First Interstate BancSystem Foundation (“FIBK Foundation”), (iii) exercise certain registration rights with respect to their A Common Shares, and (iv) receive information and presentations from management (collectively, the “SH Agreement Rights”); and

WHEREAS, Family members currently hold, and under the Stockholders’ Agreement are expected to hold, seats on the Board of Directors of FIBK, and other family members are currently designated and under the Stockholders’ Agreement are expected to be designated as “Board Observers.” In those roles, those Family members have access to material non-public information (“MNPI”) of FIBK; and

WHEREAS, Board members owe fiduciary duties of care and loyalty to FIBK and all FIBK shareholders. Board Observers are not subject to those fiduciary duties, but must sign a Board Observer and Confidentiality Agreement (the “BOCA”), which also contains restrictions on insider trading consistent with FIBK’s Insider Trading Policy, and abide by any blackout, approval or notification requirements specified therein. Family members who are Board Directors and other Family members who will be part of the “Shareholder Group” (as defined below), are or will be subject to confidentiality agreements having comparable terms to the BOCA (collectively, the “Confidentiality Agreements”). Both Directors, and Board Observers who enter into a BOCA, are permitted by FIBK to use MNPI solely for the benefit of FIBK. In addition, the Family members who are Board Directors or Board Observers or are otherwise members of the Shareholder Group (as defined below) are further authorized by FIBK to use MNPI for their own benefit, but only when acting solely in their capacities as shareholders of FIBK, consistent with the approved purposes outlined in their respective Confidentiality Agreements; and

WHEREAS, shareholders have the right to vote their shares consistent with their own best interests when exercising contractual rights they may hold and/or considering any action requiring a shareholder vote to approve such action, including, without limitation, the election of directors, approving the issuance of greater than 20% of the outstanding shares of FIBK, and potential mergers of FIBK with third parties; and

WHEREAS, the Family Board members have been informed by FIBK management and their fellow Directors that it would be in the best interest of FIBK for management and those other Directors to understand the Family’s perspective on, or otherwise engage in confidential discussions with the Family regarding, the Family’s exercise of its SH Agreement Rights and/or certain major matters requiring shareholder approval, including significant potential M&A transactions, director elections, and other issues of interest to the Family;

WHEREAS, certain Family members formed a group and filed a Schedule 13D with the Securities and Exchange Commission (“SEC”), identifying the members of that group. As of the date hereof, the Schedule 13D filing group is made up of four current Directors (Jim Scott, James Scott, John Heyneman and Jon Scott), four current Board Observers (Homer Scott, Julie Scott Rose, Jeremy Scott and Susan Heyneman) and Risa Kae Scott who is neither a Director nor an Observer.

The Schedule 13D filing group includes the nine Family members mentioned above. It will be referred to internally as the “Scott Family FIBK Shareholder Group” (the “Shareholder Group”). The purpose of the Shareholder Group will be modified so that the Shareholder Group can (i) effectively exercise the SH Agreement Rights, (ii) review important shareholder issues, including with respect to the SH Agreement Rights or prior to the taking of a vote of FIBK shareholders, (iii) attempt to reach a consensus point of view on those issues, and (iv) be in a position to communicate on behalf of the Shareholder Group to FIBK management and Board of Directors.

Charter of Scott Family FIBK Shareholder Group

Purposes: The Shareholder Group will: (1) Exercise the SH Agreement Rights in a coordinated manner in the interests of the Scott Family shareholders, including, as applicable, (a) determining the Shareholder Group’s designees and observers to FIBK’s Board, (b) determining the Shareholder Group’s designees to the FIBK Foundation Board, as well as independent directors to the same, and (c) coordinating the exercise of registration rights with respect to potential sales of A Common Shares, in each case, consistent with the terms of the Stockholders’ Agreement, (2) Periodically review important shareholder issues, including with respect to the SH Agreement Rights or prior to the taking of a vote of FIBK shareholders, and attempt to reach a consensus point of view on each issue, and (3) Communicate the views of the Shareholder Group to FIBK management and the Board of Directors, as appropriate.

Membership: Members of the Shareholder Group will be Family shareholders who are parties to the Stockholders’ Agreement. If the Shareholder Group membership changes, to add a Family member who is not a party to the Stockholders’ Agreement, as a condition to including such new Family member to the Shareholder Group, that individual must first (i) agree in writing to be bound by the Stockholders’ Agreement, and (ii) enter into a separate Confidentiality Agreement with FIBK under which that Family member agrees to comply with FIBK insider trading and confidentiality agreements to the same extent as all current Shareholder Group members. Currently, the Shareholder Group includes representation of all five Family branches and represents approximately [XX%]of the total voting power held by the Scott Family shareholders. To provide a basis for reaching a consensus that the broader Family will more likely accept, the Shareholder Group strongly encourages succession planning for future Shareholder Group membership by each Family branch. New members will be selected in order to maintain balanced representation and promote succession. New members will be selected by majority vote of the current members of the Shareholder Group, with input sought from Shareholder Group members regarding their own branch succession plans.

Leadership: The Shareholder Group will elect a Chair annually. The responsibilities of the Chair will be to: (1) call meetings of the Shareholder Group, (2) develop an agenda for such meetings (with input from the members), (3) provide leadership during the meetings, (4) update Shareholder Group members between meetings, as and when appropriate to do so, (5) work with the members to find and engage resources to serve the Shareholder Group, as and when necessary, (6) develop proposed annual objectives, budget, and year-end evaluation for Shareholder Group approval, (7) oversee the communication process with FIBK management and non-Family Board members on issues of concern to the Shareholder Group, and (8) act on such other matters as the Shareholder Group may request, from time-to-time.The Shareholder Group will utilize the services of Scott Family Services, Inc., including (i) administrative support and funding, (ii) monitoring the Family’s collective FIBK common stock ownership, and (iii) coordinating and assisting with the Family’s liquidity strategies.

Eligibility to serve as director designee, Board observer or FIBK Foundation board designee: In accordance with the terms of the Stockholders’ Agreement, in order to be eligible to be nominated by the Shareholder Group as a FIBK Director or board observer or a Family designee to the FIBK Foundation board, an individual must be either

(a) a lineal descendant (including any descendant by legal adoption prior to age 18) of Homer A. Scott (a “Scott Family Descendant”), (b) a spouse by marriage through solemnization or declaration (excluding a spouse by common law marriage) of a Scott Family Descendant (a “Scott Family Spouse”), (c) a stepchild of a Scott Family Descendant whose parent, at the applicable time of designation by the Shareholder Group as a director designee, board observer or designee to the FIBK Foundation board, as the case may be, is a Scott Family Spouse of such Scott Family Descendant, or (d) any other person approved by the FIBK’s Nominating and Governance Committee in its sole discretion. Nominees should meet certain expectations described in FIBK Governance Guidelines for Board Directors.

Meetings: The Shareholder Group will meet quarterly, and at such other times as the Chair may deem necessary or appropriate (with input from the members). The quarterly meetings will allow the Shareholder Group to discuss, from the perspective of the Family shareholders, matters of concern to shareholders arising at or prior to such time. Such Shareholder Group discussions may include reference to MNPI of FIBK. The Shareholder Group expects important issues for discussion to include, in addition to SH Agreement Rights, FIBK strategy, director elections and M&A activity. From time-to-time, FIBK management and/or independent FIBK Directors may be invited to attend meetings of the Shareholder Group. Other presenters or resources may also be invited, as the Chair or the Shareholder Group generally deems appropriate.

Shareholder Group decisions and actions, including under Stockholders’ Agreement: The Shareholder Group is composed of Family shareholders. Family shareholders make decisions by voting their shares. The Shareholder Group will only be able to act in a unified manner, and communicate clearly with FIBK management and the Board, if its Family shareholder members are able to reach a consensus on issues considered by the Shareholder Group. In addition, under the Stockholders’ Agreement, exercise of rights by the Shareholder Group generally requires the approval of two-thirds of the Scott Family shareholders party to the Stockholders Agreement. Therefore, the goal is to have Shareholder Group decisions made by consensus, both to achieve the requisite approval to exercise SH Agreement Rights and for Shareholder Group members voluntarily to vote their shares of FIBK common stock in accordance with that consensus. Whether or not the Shareholder Group reaches a consensus, however, all members of the Shareholder Group understand that, as to election of directors, their FIBK shares are required to be voted in accordance with the Stockholders Agreement and, as to any other matters, each of them will be free to vote the FIBK shares beneficially owned by such other member as such member may choose. The Shareholder Group members understand that the goal of consensus may not always be achieved.

Relationship with the broader Family shareholder group: Twice each calendar year, or as needed, the Shareholder Group will arrange for a gathering of all members of the Family who are FIBK shareholders. At that gathering, the Shareholder Group will discuss subjects of interest to the broader Family shareholder base. These meetings may include, by invitation from the Shareholder Group, members of FIBK management and/or independent Directors. No member of the Shareholder Group may share FIBK MNPI with any member of the broader Family group, either at these meetings or in any other venue. The broader Family meetings will be scheduled to keep the broader group advised on FIBK issues relevant to Family shareholders. The Shareholder Group intends for such meetings to take place prior to any meeting of shareholders of FIBK at which FIBK shareholders will be voting. Within the limits of applicable SEC rules and regulations regarding solicitation of proxies, the Shareholder Group will explain any action recommended by the Shareholder Group for the consideration of the other Family shareholders.

No agreement as director: Each member of the Shareholder Group who is also a FIBK Director will participate on the Shareholder Group only in his or her capacity as a FIBK shareholder. No action or decision of the Shareholder Group will limit or restrict any action taken by a FIBK Director in his or her capacity as a FIBK Director.

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